FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: April 25, 2001

Date of Earliest Event Reported: April 24, 2001

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER: 0-25464

VIRGINIA	54-1387365
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of principal executive offices)

Registrant's telephone number, including area code: (757) 321-5000

Item 5. OTHER EVENTS.

The following summarizes information distributed in a press release on April 24, 2001 and in a publicly available telephone conference call the same day. In addition, the condensed consolidated financial statement information included in the press release is attached as Exhibit 99.1.

Earnings

Earnings per common share was $0.10 in the first quarter of 2001 compared to $0.12 for the first quarter of 2000.

Sales

Sales for the quarter increased 18.4% to $387.3 million compared to sales of $327.1 million for the first quarter of 2000. Comparable store net sales, which include sales at expanded or relocated stores, were flat in the first quarter compared to the prior year period.

On a comparable basis and excluding the impact of expanded stores, average ticket was in line with the prior year period and customer traffic count was down slightly.

Gross Margin

For the quarter, gross margin was 33.9% compared to 34.7% for the first quarter of 2000. This decrease in gross margin resulted primarily from continuing challenges in operating the Philadelphia distribution center, including management of inventory shrink, and an increase in occupancy costs. These increases were partially offset by improved merchandise costs from vendors. The increase in occupancy costs, as a percentage of net sales, is primarily due to loss of leverage resulting from flat comparable store net sales.

The challenges of operating the Philadelphia distribution center stem primarily from operating four different warehouses with a mostly temporary work force. We expect this difficult environment to persist until we complete the transition to our new Briar Creek distribution center in the first quarter of 2002.

Operating Expenses and Other Items

For the quarter, operating expenses, as a percentage of net sales, were 26.3% compared to 25.0% in the first quarter of 2000. The increase in operating expenses as a percentage of net sales is primarily due to loss of leverage resulting from flat comparable store net sales. In addition, certain expenses are slightly higher than expected, including workers' compensation, health insurance, store supplies (due to opening larger stores) and repairs and maintenance costs. We are actively managing and controlling these costs.

Interest Income (Expense), net

We had interest income of approximately $0.4 million in the first quarter of 2001 compared to interest expense of $0.5 million in the first quarter of 2000 as a result of the payoff of approximately $28 million of debt (excluding repayment of the revolving credit facility) in the second quarter of 2000.

Other Income (Expense)

We incurred a non-cash expense of $0.8 million during the first quarter of 2001 resulting from recording non-hedging interest rate swaps to their fair values at March 31, 2001. We adopted the provisions of Statement of Financial Accounting Standards No. 133 effective January 1, 2001. As a result, changes in the fair values of our non-hedging interest rate swaps are recorded currently in earnings as a component of other income (expense). Future changes in the fair values of these interest rate swaps are not predictable.

Inventories

Inventory at March 31, 2001 increased approximately 28% compared to March 31, 2000. Inventory in comparable stores increased approximately 8% while inventories in our distribution centers increased approximately 25%. We cancelled approximately $10 million of March merchandise receipts at cost to manage our inventory levels in anticipation of lower sales for the quarter.

Real Estate

During the quarter we opened 60 new stores, closed 8 stores and expanded or relocated 31 stores. Of the 60 stores opened in the first quarter, 43 stores were larger format stores averaging approximately 11,000 square feet per store. Of the 1,781 stores open at March 31, 2001, 444 are our larger store format.

As planned, we converted 20 of the Dollar Express stores during the first quarter. These conversions have resulted in up to double digit improvements in those stores' comparable store net sales. These results are consistent with the initial results we experienced when converting stores obtained in previous acquisitions. We plan to convert an additional 30 stores during the second quarter.

Distribution Centers

We began operating our 600,000 square foot automated distribution center in Savannah, Georgia during the first quarter. It is currently supporting approximately 360 stores, which were transitioned from our Greenbrier and Olive Branch distribution centers. Our new Briar Creek distribution center, which is similar to our new Savannah facility, is expected to begin operating by the middle of the first quarter of 2002. Also, we are expanding and automating our Stockton distribution center; that project is expected to be complete in the first quarter of 2002.

Supply Chain

We are continuing with our POS initiative and are currently operating POS in a few select stores in the initial test phase. Upon completion of the test phase, we plan to have POS installed and operating in up to 150 stores by end of 2001. In addition, we plan to install our basic purchase order and planning systems in late 2001 or first quarter 2002, which will link to the point of sale data.

Outlook

Second Quarter
We experienced a high sell-through on Easter merchandise, however, as a result of the 14.3% comparable store net sales increase in the second quarter of 2000 and waning consumer confidence, we continue to believe that a 10% comparable store net sales decrease in the second quarter is not unreasonable. A 10% decrease in comparable store net sales would result in net sales of $415 million to $420 million for the second quarter.

We expect gross margin to be approximately 34.8% or slightly lower. Selling, general and administrative expenses (including depreciation and amortization) are expected to be approximately $121 million to $122 million, which is approximately 25% higher than the prior year second quarter.

We expect that interest expense will be approximately $1 million for the quarter, given our 2001 operating results.

Third and Fourth Quarter
We are planning for comparable store net sales to be flat for the third quarter and to increase 2% to 3% for the fourth quarter of 2001.

We expect gross margin to be approximately 35% to 36% for the third quarter and approximately 38% or slightly higher for the fourth quarter of 2001.

We are attempting to manage overhead costs so that they will begin to decline as a percentage of sales during the third and fourth quarters; however, our primary costs are in our operations at the stores and distribution centers.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS:

This filing contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan or estimate. For example, our forward-looking statements include statements regarding:

- the planned conversion of the Dollar Express stores and operations of the Philadelphia distribution center;
- our ability to manage and control our operating expenses;
- opening of new and expansion of existing distribution centers;
- enhancements to our supply chain;
- comparable store sales and overall sales results in future periods; and
- future gross margins, selling, general and administrative expenses (including depreciation and amortization) and interest expense.

These forward-looking statements are subject to numerous risks and uncertainties that may affect us including:

- adverse weather and economic conditions, such as consumer confidence;
- possible difficulties in meeting our sales and other expansion goals and anticipated comparable store net sales increases;
- the difficulties and uncertainties in adding and operating larger stores, with which we have less experience;
- the seasonality of our sales and the importance of our fourth quarter operating results;
- increase in the cost or disruption of the flow of our imported goods, especially from China;
- the difficulties in managing our aggressive growth plans, including opening stores on a timely basis;
- possible delays, costs and other difficulties in integrating Dollar Express with our business;
- possible increases in merchandise costs, shipping rates, freight costs, wage levels, inflation, competition and other adverse economic factors; and
- the capacity and performance of our distribution system and our ability to expand its capacity in time to support our sales growth.

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections in our Annual Report on Form 10-K filed March 30, 2001. Also, carefully review "Risk Factors" in our most recent prospectuses filed November 15, 2000 and August 3, 2000. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply.

We are not obligated to release publicly any revisions to any forward-looking statements contained in this filing to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of future events and you should not expect us to do so.

Item 7. FINANCIAL STATEMENTS AND EXHIBITS

       (c)   Exhibits

Exhibit #   Description

99.1   Condensed consolidated financial statement information for Dollar Tree Stores, Inc. and subsidiaries as of March 31, 2001 and 2000 and for the three months ended March 31, 2001 and 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DATE: April 25, 2001

DOLLAR TREE STORES, INC.

By: /s/ Frederick C. Coble

        Frederick C. Coble
        Senior Vice President, Chief Financial Officer